Exhibit (k)(3)

FUND PFO/TREASURER AGREEMENT

AGREEMENT made as of _____________, 2024, by and between Baseline CRE Income Fund, a Massachusetts business trust, with its principal office and place of business at 1819 E. Southern Avenue, Suite B10, Mesa, Arizona 85204 (the “Fund Company”) and Foreside Fund Officer Services, LLC, a Delaware limited liability company with its principal office and place of business at Three Canal Plaza, Suite 100, Portland, Maine 04101 (“ACA Foreside”).

WHEREAS, the Fund Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified closed-end management investment company that will operate as an interval fund; and

WHEREAS, the Fund Company desires that ACA Foreside perform certain services and ACA Foreside is willing to provide those services on the terms and conditions set forth in this Agreement;

NOW THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Fund Company and ACA Foreside hereby agree as follows:

SECTION 1. PROVISION OF PFO/TREASURER; DELIVERY OF DOCUMENTS

(a)       ACA Foreside hereby agrees to provide an employee of ACA Foreside acceptable to the Board of Trustees of the Fund Company (the “Board”) to serve as the Fund Company’s Principal Financial Officer and Treasurer (“PFO/Treasurer”) to the Fund Company for the period and on the terms and conditions set forth in this Agreement.

(b)       In connection therewith, the Fund Company has delivered to ACA Foreside copies of, and shall promptly furnish ACA Foreside with all amendments of or supplements to: (i) the Fund Company’s Declaration of Trust and Bylaws (collectively, as amended from time to time, “Organizational Documents”); (ii) the Fund Company’s current Registration Statement, as amended or supplemented, filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the 1940 Act (the “Registration Statement”); (iii) the Fund Company’s current Prospectus and Statement of Additional Information (collectively, as currently in effect and as amended or supplemented, the “Prospectus”); (iv) each plan of distribution or similar document that may be adopted by the Fund Company under Rule 12b-1 under the 1940 Act and each current shareholder service plan or similar document adopted by the Fund Company; and (v) all compliance policies, programs and procedures adopted by the Fund Company with respect to the Fund Company. The Fund Company shall deliver to ACA Foreside a certified copy of the resolution of the Board appointing the PFO/Treasurer hereunder and authorizing the execution and delivery of this Agreement. In addition, the Fund Company shall deliver, or cause to deliver, to ACA Foreside upon ACA Foreside’s reasonable request any other documents that would enable ACA Foreside to perform the services described in this Agreement.

SECTION 2. DUTIES OF ACA FORESIDE

(a)       Subject to the approval of the Board, ACA Foreside shall make available an employee of ACA Foreside who is competent and knowledgeable regarding the management and internal controls of the Fund Company to serve as the Fund Company’s PFO/Treasurer, who will have the authority normally incident to such office, including the authority to execute documents required to be executed by the Fund Company’s “Chief Financial Officer” and/or “Treasurer”.

(b)       ACA Foreside and/or the PFO/Treasurer, as an agent of ACA Foreside, shall provide the services as set forth on Appendix A hereto (the “Services”).

(c)       ACA Foreside shall maintain records relating to the Services, such as policies and procedures, relevant Board presentations, and other records (collectively, the “Records”), as are required to be maintained under the relevant securities laws and regulations. Such reports shall be maintained in the manner and for the periods as are required under such laws and regulations. The Records shall be the property of the Fund Company. The Fund Company, or the Fund Company’s authorized representatives, shall have access to the Records at all times during ACA Foreside’s normal business hours. Upon the reasonable request of the Fund Company, copies of any of the Records shall be provided promptly by ACA Foreside to the Fund Company or the Fund Company’s authorized representatives at the Fund Company’s expense.

(d)       Nothing contained herein shall be construed to require ACA Foreside to perform any service that could cause ACA Foreside to be deemed an investment adviser for purposes of the 1940 Act or the Investment Advisers Act of 1940, as amended, or that could cause the Fund Company to act in contravention of the Fund Company’s Prospectus or any provision of the 1940 Act. Further, while ACA Foreside will provide services under this Agreement to assist the Fund Company with respect to the Fund Company’s obligations under and compliance with various laws and regulations, Fund Company understands and agrees that ACA Foreside is not a law firm and that nothing contained herein shall be construed to create an attorney-client relationship between ACA Foreside and Fund Company or to require ACA Foreside to render legal advice or otherwise engage in the practice of law in any jurisdiction. Thus, except with respect to ACA Foreside’s duties as set forth in this Section 2, and except as otherwise specifically provided herein, the Fund Company assumes all responsibility for ensuring that the Fund Company complies with all applicable requirements of the Securities Act, the Securities Exchange Act of 1934 (the “Exchange Act”), the 1940 Act and any laws, rules and regulations of governmental authorities with jurisdiction over the Fund Company. All references to any law in this Agreement shall be deemed to include reference to the applicable rules and regulations promulgated under authority of the law and all official interpretations of such law or rules or regulations.

(e)       ACA Foreside does not offer legal or accounting services and does not provide substitute services for the services provided by legal counsel or that of a certified public accountant. ACA Foreside will make every reasonable effort to provide the services described in this Agreement; however, ACA Foreside does not guarantee that work performed by ACA Foreside for the Fund Company would be favorably received by any regulatory agency.

(f)       In order for ACA Foreside to perform the Services, the Fund Company shall take reasonable steps to (i) encourage all of its service providers to furnish any and all information to ACA Foreside as reasonably requested; and (ii) ensure that ACA Foreside has access to all relevant records and documents maintained by the Fund Company or any service provider to the Fund Company.

(g)       ACA Foreside may provide other services and assistance relating to the affairs of the Fund Company as the Fund Company may, from time to time, request subject to mutually acceptable compensation and implementation agreements.

SECTION 3. STANDARD OF CARE; LIMITATION OF LIABILITY; INDEMNIFICATION

(a)       ACA Foreside shall be under no duty to take any action except as specifically set forth herein or as may be specifically agreed to by ACA Foreside in writing. ACA Foreside shall use its best judgment and efforts in rendering the Services and shall not be liable to the Fund Company or any of the Fund Company’s shareholders for any action or inaction of ACA Foreside or the PFO/Treasurer relating to any event whatsoever in the absence of bad faith, reckless disregard, gross negligence or willful misfeasance. Further, neither ACA Foreside nor the PFO/Treasurer shall be liable to the Fund Company or any of the Fund Company’s shareholders for any action taken, or failure to act, in good faith reliance upon: (i) the advice and opinion of Fund Company counsel; and/or (ii) any certified copy of any resolution of the Board. Neither ACA Foreside nor the PFO/Treasurer shall be under any duty or obligation to inquire into the validity or invalidity or authority or lack thereof of any statement, oral or written instruction, resolution, signature, request, letter of transmittal, certificate, opinion of counsel, instrument, report, notice, consent, order, or any other document or instrument which ACA Foreside and/or the PFO/Treasurer reasonably believe in good faith to be genuine.

(b)       The Fund Company agrees to indemnify and hold harmless ACA Foreside, its affiliates and each of their respective directors, officers, employees and agents and any person who controls ACA Foreside within the meaning of Section 15 of the Securities Act (any of ACA Foreside, its affiliates, their respective officers, employees, agents and directors or such control persons, for purposes of this paragraph, a “ACA Foreside Indemnitee”) against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages or expense and reasonable counsel fees incurred in connection therewith) arising out of or based upon (i) ACA Foreside’s performance of its duties under this Agreement, or (ii) the breach of any obligation, representation or warranty under this Agreement by the Fund Company.

In no case (i) is the indemnity of the Fund Company in favor of any ACA Foreside Indemnitee to be deemed to protect the ACA Foreside Indemnitee against any liability to which the ACA Foreside Indemnitee would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement, or (ii) is the Fund Company to be liable with respect to any claim made against any ACA Foreside Indemnitee unless the ACA Foreside Indemnitee notifies the Fund Company in writing of the claim within a reasonable time after the summons or other first written notification giving information of the nature of the claim are served upon the ACA Foreside Indemnitee (or after the ACA Foreside Indemnitee receives notice of service on any designated agent).

Failure to notify the Fund Company of any claim shall not relieve the Fund Company from any liability that it may have to any ACA Foreside Indemnitee unless failure or delay to so notify the Fund Company prejudices the Fund Company’s ability to defend against such claim. The Fund Company shall be entitled to participate at its own expense in the defense, or, if it so elects, to assume the defense of any suit brought to enforce any claims, but if the Fund Company elects to assume the defense, the defense shall be conducted by counsel chosen by it and satisfactory to the ACA Foreside Indemnitee, defendant or defendants in the suit. In the event the Fund Company elects to assume the defense of any suit and retain counsel, the ACA Foreside Indemnitee, defendant or defendants in the suit, shall bear the fees and expenses of any additional counsel retained by them. If the Fund Company does not elect to assume the defense of any suit, it will reimburse the ACA Foreside Indemnitee, defendant or defendants in the suit, for the reasonable fees and expenses of any counsel retained by them.

(c)       ACA Foreside agrees to indemnify and hold harmless the Fund Company and each of its Trustees and officers and any person who controls the Fund Company within the meaning of Section 15 of the Securities Act (for purposes of this paragraph, the Fund Company and each of its Trustees and officers and its controlling persons are collectively referred to as the “Fund Company Indemnitees”) against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages or expense and reasonable counsel fees incurred in connection therewith) arising out of or based upon (i) the breach of any obligation, representation or warranty under this Agreement by ACA Foreside, or (ii) ACA Foreside’s failure to comply in any material respect with applicable securities laws.

In no case (i) is the indemnity of ACA Foreside in favor of any Fund Company Indemnitee to be deemed to protect any Fund Company Indemnitee against any liability to which such Fund Company Indemnitee would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement, or (ii) is ACA Foreside to be liable under its indemnity agreement contained in this paragraph with respect to any claim made against any Fund Company Indemnitee unless the Fund Company Indemnitee notifies ACA Foreside in writing of the claim within a reasonable time after the summons or other first written notification giving information of the nature of the claim are served upon the Fund Company Indemnitee (or after the Fund Company Indemnitee has received notice of service on any designated agent).

Failure to notify ACA Foreside of any claim shall not relieve ACA Foreside from any liability that it may have to the Fund Company Indemnitee against whom such action is brought unless failure or delay to so notify ACA Foreside prejudices ACA Foreside’s ability to defend against such claim. ACA Foreside shall be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce the claim, but if ACA Foreside elects to assume the defense, the defense shall be conducted by counsel chosen by it and satisfactory to the Fund Company Indemnitee, defendant or defendants in the suit. In the event that ACA Foreside elects to assume the defense of any suit and retain counsel, the Fund Company Indemnitee, defendant or defendants in the suit, shall bear the fees and expenses of any additional counsel retained by them. If ACA Foreside does not elect to assume the defense of any suit, it will reimburse the Fund Company Indemnitee, defendant or defendants in the suit, for the reasonable fees and expenses of any counsel retained by them.

(d)       No indemnified party shall settle any claim against it for which it intends to seek indemnification from the indemnifying party, under the terms of Section 3(b) or 3(c) above, without prior written notice to and consent from the indemnifying party, which consent shall not be unreasonably withheld. No indemnified or indemnifying party shall settle any claim unless the settlement contains a full release of liability with respect to the other party in respect of such action.

(e)       ACA Foreside shall not be liable for the errors of service providers to the Fund Company or their systems.

(f)       The Fund Company agrees that ACA Foreside, its employees, officers and directors shall not be liable to the Fund Company for any actions, damages, claims, liabilities, costs, expenses or losses in any way arising out of or relating to the Services for an aggregate amount in excess of the fees paid by the Fund Company to ACA Foreside in performing services hereunder. The provisions of this paragraph shall apply regardless of the form of action, damage, claim, liability, cost, expense or loss, whether in contract, statute, tort (including, without limitation, negligence) or otherwise.

In no event shall either party or their respective employees, officers and trustees be liable for consequential, special, indirect, incidental, punitive or exemplary damages, costs, expenses or losses (including, without limitation, lost profits and opportunity costs or fines).

SECTION 4. REPRESENTATIONS AND WARRANTIES

(a)	ACA Foreside covenants, represents and warrants to the Fund Company that:

(i)       it is a limited liability company duly organized and in good standing under the laws of the State of Delaware;

(ii)      it is duly qualified to carry on its business in the State of Maine;

(iii)     it is empowered under applicable laws and by its Operating Agreement to enter into this Agreement and perform its duties under this Agreement;

(iv)     all requisite corporate proceedings have been taken to authorize it to enter into this Agreement and perform its duties under this Agreement;

(v)     it has access to the necessary facilities, equipment, and personnel with the requisite knowledge and experience to assist the PFO/Treasurer in the performance of his or her duties and obligations under this Agreement;

(vi)    this Agreement, when executed and delivered, will constitute a legal, valid and binding obligation of ACA Foreside, enforceable against ACA Foreside in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(vii)    it shall report to the Board promptly if ACA Foreside learns about PFO/Treasurer malfeasance or in the event the PFO/Treasurer is terminated as an officer by another Fund Company for cause or terminated by ACA Foreside;

(viii)   it shall comply with all applicable laws; and

(ix)     it shall maintain policies of insurance reasonable and customary for its business.

(b)	The Fund Company covenants, represents and warrants to ACA Foreside that:

(i)       it is a business trust duly organized and in good standing under the laws of the Commonwealth of Massachusetts;

(ii)      it is empowered under applicable laws and by its Organizational Documents to enter into this Agreement and perform its duties under this Agreement;

(iii)    all requisite corporate proceedings have been taken to authorize it to enter into this Agreement and perform its duties under this Agreement;

(iv)    it is a diversified closed-end management investment company that will operate as an interval fund registered under the 1940 Act;

(v)     this Agreement, when executed and delivered, will constitute a legal, valid and binding obligation of the Fund Company, enforceable against the Fund Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(vi)    a Registration Statement under the Securities Act and the 1940 Act is and will remain effective and appropriate State securities law filings have been made and will continue to be made with respect to the Fund Company;

(vii)   the PFO/Treasurer shall be covered by the Fund Company’s Directors & Officers Liability Insurance Policy (the “Policy”), and the Fund Company shall use reasonable efforts to ensure that such coverage be (a) reinstated should the Policy be cancelled; (b) continued after the PFO/Treasurer ceases to serve as an officer of the Fund Company on substantially the same terms as such coverage is provided for all other Fund Company officers after such persons are no longer officers of the Fund Company; and (c) continued in the event the Fund Company merges or terminates, on substantially the same terms as such coverage is provided for all other Fund Company officers (and for a period no less than six years). The Fund Company shall provide ACA Foreside with proof of current coverage, including a copy of the Policy, and shall notify ACA Foreside immediately should the Policy be cancelled or terminated; and

(viii)  the PFO/Treasurer is a named officer in the Fund Company’s corporate resolutions and subject to the provisions of the Fund Company’s Organizational Documents regarding indemnification of its officers.

SECTION 5. COMPENSATION AND EXPENSES

(a)       In consideration of the services provided by ACA Foreside pursuant to this Agreement, the Fund Company shall pay ACA Foreside the fees and expenses set forth in Appendix B hereto.

Except as otherwise set forth in Appendix B hereto, all fees payable hereunder shall be accrued daily by the Fund Company and shall be payable monthly in arrears on the first business day of each calendar month for services performed during the prior calendar month. All out-of-pocket charges incurred by ACA Foreside shall be paid as incurred. If fees begin to accrue in the middle of a month or if this Agreement terminates before the end of any month, all fees for the period from that date to the end of that month or from the beginning of that month to the date of termination, as the case may be, shall be prorated according to the proportion that the period bears to the full month in which the effectiveness or termination occurs. Upon the termination of this Agreement, the Fund Company shall pay to ACA Foreside such compensation as shall be due and payable as of the effective date of termination.

(b)       ACA Foreside may, with respect to questions of law relating to its services hereunder, apply to and obtain the advice and opinion of Fund Company counsel. The costs of any such advice or opinion shall be borne by the Fund Company.

(c)       The PFO/Treasurer is serving solely as an officer of the Fund Company and neither the PFO/Treasurer nor ACA Foreside shall be responsible for, or have any obligation to pay, any of the expenses of the Fund Company. All Fund Company expenses shall be the sole obligation of the Fund Company, which shall pay or cause to be paid all Fund Company expenses.

SECTION 6. EFFECTIVENESS, DURATION, TERMINATION AND ASSIGNMENT

(a)       This Agreement shall become effective on the date indicated above or at such time as ACA Foreside commences providing the Services, whichever is later (the “Effective Date”). Upon the Effective Date, this Agreement shall constitute the entire agreement between the parties and shall supersede all previous agreements between the parties, whether oral or written, relating to the Fund Company.

(b)       This Agreement shall continue in effect until terminated in accordance with the provisions hereof.

(c)       This Agreement may be terminated at any time, without the payment of any penalty (i) by the Board on sixty (60) days’ written notice to ACA Foreside or (ii) by ACA Foreside on sixty (60) days’ written notice to the Fund Company; provided, however, that the Board will have the right and authority to remove the individual designated by ACA Foreside as the Fund Company’s PFO/Treasurer at any time, with or without cause, without payment of any penalty. In this case, ACA Foreside will designate another employee of ACA Foreside, subject to approval of the Board and the Independent Trustees, to serve as temporary PFO/Treasurer until the earlier of: (i) the designation of a new permanent PFO/Treasurer; or (ii) the termination of this Agreement.

(d)       The provisions of Sections 3, 6(d), 7, 10, 11, and 12 shall survive any termination of this Agreement.

(e)       This Agreement and the rights and duties under this Agreement shall not be assignable by either ACA Foreside or the Fund Company except by the specific written consent of the other party. All terms and provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the respective successors and permitted assigns of the parties hereto.

SECTION 7. CONFIDENTIALITY

Each party shall comply with the laws and regulations applicable to it in connection with its use of confidential information, including, without limitation, Regulation S-P (if applicable). ACA Foreside agrees to treat all records and other information related to the Fund Company as proprietary information of the Fund Company and, on behalf of itself and its employees, to keep confidential all such information, except that ACA Foreside may release such other information (a) as approved in writing by the Fund Company, which approval shall not be unreasonably withheld and may not be withheld where ACA Foreside is advised by counsel that it may be exposed to civil or criminal contempt proceedings for failure to release the information (provided, however, that ACA Foreside shall seek the approval of the Fund Company as promptly as possible so as to enable the Fund Company to pursue such legal or other action as it may desire to prevent the release of such information) or (b) when so requested by the Fund Company.

SECTION 8. FORCE MAJEURE

ACA Foreside shall not be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control including, without limitation, acts of civil or military authority, national emergencies, fire, mechanical breakdowns, flood or catastrophe, acts of God, insurrection, war, riots or failure of the mails, transportation, communication system or power supply. In addition, to the extent ACA Foreside’s obligations hereunder are to oversee or monitor the activities of third parties, ACA Foreside shall not be liable for any failure or delay in the performance of ACA Foreside’s duties caused, directly or indirectly, by the failure or delay of such third parties in performing their respective duties or cooperating reasonably and in a timely manner with ACA Foreside.

SECTION 9. ACTIVITIES OF ACA FORESIDE

(a)       Except to the extent necessary to perform ACA Foreside’s obligations under this Agreement, nothing herein shall be deemed to limit or restrict ACA Foreside’s right, or the right of any of ACA Foreside’s managers, officers or employees who also may be a director, trustee, officer or employee of the Fund Company (including, without limitation, the PFO/Treasurer), or who are otherwise affiliated persons of the Fund Company, to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other corporation, trust, firm, individual or association.

(b)       Upon prior approval by the Fund Company, ACA Foreside may subcontract any or all of its functions or responsibilities pursuant to this Agreement to one or more persons, which may be affiliated persons of ACA Foreside who agree to comply with the terms of this Agreement; provided, that any such subcontracting shall not relieve ACA Foreside of its responsibilities hereunder. ACA Foreside may pay those persons for their services, but no such payment will increase ACA Foreside’s compensation or reimbursement of expenses from the Fund Company.

SECTION 10. COOPERATION WITH INDEPENDENT PUBLIC ACCOUNTANTS

ACA Foreside shall cooperate with the Fund Company’s independent public accountants and shall take reasonable action to make all necessary information available to the accountants for the performance of such accountants’ duties.

SECTION 11. LIMITATION OF SHAREHOLDER AND TRUSTEE LIABILITY

The Trustees of the Fund Company and the shareholders of the Fund Company shall not be liable for any obligations of the Fund Company under this Agreement, and ACA Foreside agrees that, in asserting any rights or claims under this Agreement, it shall look only to the assets and property of the Fund Company.

SECTION 12. MISCELLANEOUS

(a)       This Agreement shall be governed by, and the provisions of this Agreement shall be construed and interpreted under and in accordance with, the laws of the State of Delaware, without regard to the conflict of laws provisions thereof.

(b)       This Agreement may be executed by the parties hereto in any number of counterparts, and all of the counterparts taken together shall be deemed to constitute one and the same instrument.

(c)       If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be illegal or invalid. This Agreement shall be construed as if drafted jointly by both ACA Foreside and Fund Company and no presumptions shall arise favoring any party by virtue of authorship of any provision of this Agreement.

(d)       Section headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(e)       Any notice required or permitted to be given hereunder by either party to the other shall be deemed sufficiently given if in writing and personally delivered or sent by facsimile or registered, certified or overnight mail, postage prepaid, addressed by the party giving such notice to the other party at the address furnished below unless and until changed by ACA Foreside or Fund Company, as the case may be. Notice shall be given to each party at the following address:

(i) To ACA Foreside:	(ii) To Fund Company:
Foreside Fund Officer Services, LLC Three Canal Plaza, Suite 100 Portland, Maine 04101 Attn: Legal Department Phone: 207.553.7110 Email: legal@foreside.com	Baseline CRE Income Fund 1819 E. Southern Avenue, Suite B10 Mesa, Arizona 85204 Attn: Patrick Cardon Phone: 480.336.9740 Email: pcardon@baseline-partners.com

(f)       Invoices for fees and expenses due to ACA Foreside hereunder and as set forth in Appendix B hereto shall be sent by ACA Foreside to the address furnished below unless and until changed by Fund Company (Fund Company to provide reasonable advance notice of any change of billing address to ACA Foreside):

Baseline CRE Income Fund

Attn: Accounting

1819 East Southern Avenue, B10, Mesa, AZ 85204

Phone: 602.558.9834

Email: invoices@Baseline-Partners.com

(g)       Nothing contained in this Agreement is intended to or shall require ACA Foreside, in any capacity hereunder, to perform any functions or duties on any day other than a Fund Company business day. Functions or duties normally scheduled to be performed on any day which is not a Fund Company business day shall be performed on, and as of, the next Fund Company business day, unless otherwise required by law.

(h)       The term “affiliate” and all forms thereof used herein shall have the meanings ascribed thereto in the 1940 Act.

(i)       No amendment to this Agreement shall be valid unless made in writing and executed by all parties hereto.

(j)       This Agreement has been negotiated and executed by the parties in English. In the event any translation of this Agreement is prepared for convenience or any other purpose, the provisions of the English version shall prevail.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

BASELINE CRE INCOME FUND

By:
Name:
Title:

FORESIDE FUND OFFICER SERVICES, LLC

By:
Name:
Title:

Appendix A

Services

ACA will propose qualified candidates to serve as the Fund Company’s principal financial officer (“PFO”) upon appointment by the Board of Trustees of the Fund Company (the “Board”).

ACA and the Fund Company PFO will perform the following Fund Company PFO services:

○	Along with the Fund’s Principal Executive Officer, establish, maintain and oversee disclosure controls and procedures (as defined in Rule 30a- 3(c) under the 1940 Act) and internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act);

○	Chair and/or attend disclosure controls committee meetings to support Sarbanes-Oxley certifications on an agreed upon frequency; request and review sub-certifications from key service providers;

○	Attend quarterly Board meetings, Board Committee meetings and special Board meetings as may be reasonably requested by the Board (in-person and telephonic) and make relevant disclosures and present materials to the Board, the Fund’s independent registered public accountants and the audit committee, as required or requested;

○	Assist with the planning and coordination of the Fund’s annual financial statement audit including liaising with the Fund administrator, and independent registered public accountants, serving as a signatory to management representation letters, representation letter requests of other service providers and trade confirmation requests;

○	Evaluate and assist in the implementation of new accounting and financial reporting requirements;

○	Review and comment on the Fund’s financial statements and shareholder reports as initially prepared by the Fund administrator (including semi-annual and annual reports and related SEC filings);

○	Review and oversee daily Fund expense payment authorizations, periodic budget/accrual review and authorization, as required or requested;

○	Review and comment on Forms N-CSR, N-CSRS, N-PORT, N-CEN;

○	Review and comment on the annual update of the Fund registration statement / prospectus & statement of additional information;

○	Certify and/or sign as the Fund Company’s treasurer and authorize the filings as listed above;

○	Perform high level review of periodic Fund Company distributions, Fund Company tax returns and other tax reporting and sign or authorize as Fund Officer as required; and

○	Conduct periodic due diligence reviews/monitoring of control environment of certain key service providers.

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Appendix B

(1)	Fees for the Services

Fund Company PFO	$60,000 in Year 1, $80,000 per year thereafter Payable quarterly in advance on the calendar quarter[1] Subject to standard 5% annual increase[2]	Annually recurring Subject to 1-year initial term

(2)	Out-Of-Pocket and Related Expenses: The Fund Company shall also reimburse ACA Foreside for reasonable out-of-pocket and ancillary expenses incurred in the provision of services pursuant to this Agreement, including but not limited to the following:

(i)	communications;
(ii)	postage and delivery services;
(iii)	record storage and retention;
(iv)	reproduction;
(v)	reasonable travel expenses incurred in connection with the provision of the services pursuant to this Agreement; and
(vi)	any other expenses incurred in connection with the provision of the services pursuant to this Agreement.

a.	ACA Foreside agrees to seek pre-approval for out-of-pocket and related expenses in excess of $200 per month, except that attendance at board meetings requiring an in-person presence shall be deemed to be pre-approved.

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